UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66448 / February 23, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14661

In the Matter of

RAMCO ENERGY PLC
   (n/k/a SEAENERGY PLC),
RTI, INC.,
RTICA CORP.,
RUNCORP, INC. (f/k/a REMOTE UTILITIES
   NETWORK, INC.),
SOURCE SCIENTIFIC, INC.,
SPECTACULAR ATTRACTIONS, INC.,
SPECTRACOM, INC.,
SPORTSCO, INC., and
STATIONMATE, INC. (n/k/a OXYSURE, INC.)

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ORDER MAKING FINDINGS AND
REVOKING REGISTRATION BY
DEFAULT AS TO RAMCO ENERGY
PLC (N/K/A SEAENERGY PLC)

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On January 3, 2012, Ramco Energy PLC (n/k/a SeaEnergy PLC) (Ramco) filed its Answer to the OIP.[1]

In a letter to this Office dated February 21, 2012, Michael Asaro, Esq., counsel for Ramco, withdrew Ramco's Answer to the OIP and stated that Ramco did not object to the entry of a default judgment against it. On the same day, this Office received the Division of Enforcement's motion for default as to Ramco.

Ramco is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Ramco (CIK No. 1032347) is a Scottish corporation located in Aberdeen, Scotland, United Kingdom, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ramco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1999, which reported a net loss of over £1.7 million for the prior twelve months. As of December 7, 2011, the company's stock (symbol "SEYXF") was traded on the over-the-counter markets.

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[1] This proceeding has ended as to all other Respondents. See Ramco Energy PLC (n/k/a SeaEnergy PLC), Exchange Act Release Nos. 66197 (Jan. 20, 2012), 66146 (Jan. 12, 2012).

In addition to repeated failures to file timely periodic reports, Ramco failed to heed the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Ramco failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.[2] Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Ramco's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Ramco Energy PLC (n/k/a SeaEnergy PLC) is hereby REVOKED.

SO ORDERED.

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Cameron Elliot
Administrative Law Judge

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[2] Because Ramco consents to this default, the Division of Enforcement's requested relief will be granted. However, like Respondents RTICA Corp. and Spectacular, Ramco filed a Form 20-F and is apparently a foreign private issuer under Rule 13a-16 of the Exchange Act. See 17 C.F.R. § 230.405; 17 C.F.R. § 249.220f. It is therefore not entirely clear that Ramco violated Rule 13a-13, rather than Rule 13a-16.